Josh Seidenfeld

+1 650 843 5862

jseidenfeld@cooley.com

July 9, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Kuhar

Tracey McKoy

Lauren Hamill

Laura Crotty

Re:	Rani Therapeutics Holdings, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 22, 2021

CIK No. 0001856725

Ladies and Gentlemen:

On behalf of Rani Therapeutics Holdings, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 6, 2021, relating to the above-referenced confidential Amendment No.1 to Draft Registration Statement on Form S-1 (the “DRS”). In response to the Comments, the Company has revised the disclosures in its Amended DRS and is filing a Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 22, 2021

Business

Intellectual Property, page 168

1.

We note the revised disclosure provided in response to our prior comment 14 and we reissue the comment in part. In relation to the company’s material patents, please further revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or technology (composition of matter, use, or

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

July 9, 2021

Page Two

process), the expiration year of each patent, and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 168-169 of the Registration Statement.

Please contact me at (650) 843-5862, Mark Weeks at (650) 843-5011 or John McKenna at (650) 843-5059 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Josh Seidenfeld
Josh Seidenfeld
Cooley LLP

cc:	Talat Imran, Rani Therapeutics Holdings, Inc.

Mark B. Weeks, Cooley LLP

John T. McKenna, Cooley LLP

Charles S. Kim, Cooley LLP

Deepa M. Rich, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Sam Zucker, Goodwin Procter LLP

Shoaib Ghias, Goodwin Procter LLP

Enclosures

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com